SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

SHELLS SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

822809 109

(CUSIP Number)

Frederick R. Adler
1520 South Ocean Boulevard
Palm Beach, Florida 33480
(561) 659-2001

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 24, 2005 *

(Date of Events which Requires Filing of this Statement)

* This Amendment No. 7 is being filed to report the (a) exercise of common stock purchase warrants (granted by Shells Seafood Restaurants, Inc. on August 4, 2004 in connection with an extension of the term of a promissory note) on May 24, 2005 and (b) purchase of units comprised of Series B Convertible Preferred Stock and common stock purchase warrants on May 24, 2005.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.☐

(Continued on following pages)

SCHEDULE 13D/A

CUSIP NO. 82209 10 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) (a) Frederick R. Adler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (a) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION (a) U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (a) 3,669,416 shares of Common Stock (Note 1)
8. SHARED VOTING POWER (a) 0
9. SOLE DISPOSITIVE POWER (a) 3,669,416 shares of Common Stock (Note 1)
10. SHARED DISPOSITIVE POWER (a) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 3,669,416 shares of Common Stock (Note 1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (a) 21.5% (Note 2)

14.	TYPE OF REPORTING PERSON (a) IN

Note 1 : Consists of (a) 2,194, 326 shares of Common Stock, $.01 par value per share (the "Common Stock"), (b) 976,660 shares of Common Stock issuable upon conversion of 48,833 shares of Series B Convertible Preferred Stock, $0.01 par value per share (“Series B Preferred Stock”), (c) 488,330 shares of Common Stock issuable upon exercise of common stock purchase warrants at $1.30 per share and (d) 10,100 shares of Common Stock held by 1520 Partners Ltd. (“1520 Partners”), a limited partnership, of which Frederick R. Adler (the “Reporting Person”) is the general partner.

Note 2: Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

This Schedule 13D is being filed by the Reporting Person to reflect the exercise of warrants to purchase 1,000,000 shares of Common Stock of Shells Seafood Restaurants, Inc. (the “Company”) and the purchase of 48,333 units, each of which units consists of one share of Series B Preferred Stock and a warrant to purchase 10 shares of Common Stock at $1.30 per share.

One share of Series B Preferred Stock initially converts into 20 shares of Common Stock.

Item 1.  SECURITY AND ISSUER.

Common Stock, $.01 par value per share of
Shells Seafood Restaurants, Inc.
16313 N. Dale Mabry Highway
Suite 100
Tampa, FL 33618

Item 2.  IDENTITY AND BACKGROUND.

(a)  Frederick R. Adler

(b) 1520 South Ocean Blvd.
Palm Beach, FL 33480

(c) Mr. Adler is a private investor. Mr. Adler is a retired partner of the law firm of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York, 10103.

(d)  During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

(f) Mr. Adler is a citizen of the U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 12, 2004, Mr. Adler purchased a $1,000,000 promissory note (the “Note”) issued by the Company from Banyon Investment LLC. Mr. Adler funded the aggregate warrant exercise price of $500,000 with 50% of the principal amount of the Note and the aggregate purchase price of the units (comprised of the Series B Preferred Stock and the common stock purchase warrants) of $732,495 with the remainder of the principal amount of the Note and the accrued interest thereon.

Item 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired warrants to purchase 1,000,000 shares of Common Stock at $.50 per share on August 4, 2004, in connection with an agreement by the Reporting Person to extend the term of the Note.

On May 24, 2005, the Reporting Person purchased 1,000,000 shares of Common Stock by exercising the warrants he acquired on August 4, 2004 using $500,000 of the principal amount of the Note and also purchased 48,333 units (each consisting of one share of Series B Preferred Stock and a warrant to purchase 10 shares of Common Stock at $1.30 per share) using the remainder of the principal amount of the Note and the accrued interest on the Note. Each share of the Series B Preferred Stock is convertible into 20 shares of Common Stock, subject to adjustment under certain specified circumstances.

The shares of Common Stock and units were acquired by the Reporting Person for investment purposes.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns 3,659,316 shares of the Company’s Common Stock and is deemed to beneficially own 10,100 shares of Common Stock held by 1520 Partners. Such shares in the aggregate constitute 21.5% of the Common Stock (calculated in accordance with SEC regulations).

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except the exercise of common stock purchase warrants to purchase 1,000,000 shares of Common Stock and the purchase of units comprised of Series B Convertible Preferred Stock and common stock purchase warrants on May 24, 2005, being reported herein.

(d) Not applicable.

(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Secured Senior Note in the aggregate principal amount of $1,000,000 issued to Banyon Investment, LLC, and sold to Frederick R. Adler on April 12, 2004 (incorporated by reference to Exhibit 10.59 to the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2002).

Exhibit 2.	Form of Securities Purchase Agreement, dated May 24, 2005, by and among the Company and the investors parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2005).

Exhibit 3.	Form of Warrant issued to investors pursuant to the Securities Purchase Agreement, dated May 24, 2005, by and among the Company and the investors parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Frederick R. Adler
Frederick R. Adler

Date: June 2, 2005